UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                           HFNC Financial Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                     Common
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   404177-10-7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

      H. Jerry Shearer  P. O. Box 7574, Columbia, S.C. 29202  (803) 749-7888
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 April 11, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.  404177-10-7                                          PAGE  2  OF  9


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Jerry Zucker
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
3.   COMMISSION USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

       PF, OO
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                       [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER


--------------------------------------------------------------------------------
8.   SHARED VOTING POWER

     790,000
--------------------------------------------------------------------------------
9.   SOLE DISPOSITIVE POWER


--------------------------------------------------------------------------------
10.  SHARED DISPOSITIVE POWER

     790,000
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     790,000
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.6%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO.  404177-10-7                                          PAGE  3  OF  9

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Jerry Shearer
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
3.   COMMISSION USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     PF, 00
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                       [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER


--------------------------------------------------------------------------------
8.   SHARED VOTING POWER

     790,000
--------------------------------------------------------------------------------
9.   SOLE DISPOSITIVE POWER


--------------------------------------------------------------------------------
10.  SHARED DISPOSITIVE POWER

     790,000
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     790,000
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.6%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO.  404177-10-7                                          PAGE  4  OF  9

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Mid-Atlantic Investors
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
3.   COMMISSION USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     WC, 00
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                       [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER


--------------------------------------------------------------------------------
8.   SHARED VOTING POWER

     790,000
--------------------------------------------------------------------------------
9.   SOLE DISPOSITIVE POWER


--------------------------------------------------------------------------------
10.  SHARED DISPOSITIVE POWER

     790,000
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     790,000
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.6%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO.  404177-10-7                                          PAGE  5  OF  9

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Mid-Atlantic Partners, L.P.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
3.   COMMISSION USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     WC, 00
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                       [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER


--------------------------------------------------------------------------------
8.   SHARED VOTING POWER

     790,000
--------------------------------------------------------------------------------
9.   SOLE DISPOSITIVE POWER


--------------------------------------------------------------------------------
10.  SHARED DISPOSITIVE POWER

     790,000
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     790,000
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.6%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

Item 1.     Security and Issuer

     Common stock of HFNC Financial Corporation, 139 South Tryon Street, Charlotte, North Carolina 28202 (the "Issuer").

Item 2.     Identity and Background

     Mid-Atlantic Investors ("Mid-Atlantic") is a general partnership organized under the laws of the state of South Carolina for the purpose of investing in financial institutions. Its address is Post Office Box 7574, Columbia, South Carolina 29202. Messrs. Zucker and Shearer are the partners of Mid-Atlantic. Mid-Atlantic has not, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, state or federal securities laws or finding any violation with respect to such laws.

         Mid-Atlantic Partners, L.P., ("M-A Partners") is a limited partnership organized under the laws of South Carolina for the purpose of investing in financial institutions and other investments. Its address is Post Office Box 7574, Columbia, South Carolina 29202. Mid-Atlantic is the general partner of M-A Partners. M-A Partners has not, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, state or federal securities laws or finding any violation with respect to such laws.

     Jerry Zucker is a natural person who resides at 16 Buckingham Drive, Charleston, South Carolina 29407. Mr. Zucker's principal occupation is as the chief executive officer of The InterTech Group, Inc., Post Office Box 5205, North Charleston, South Carolina 29406. Mr. Zucker has not, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, state or federal securities laws or finding any violation with respect to such laws. Mr. Zucker is a citizen of the State of South Carolina and the United States of America.

     H. Jerry Shearer is a natural person residing at 289 Hunters Blind Drive, Columbia, South Carolina 29212. His principal occupation is as managing partner of Mid-Atlantic. Mr. Shearer has not, during the last five years, been convicted in any criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Shearer is a citizen of the State of South Carolina and the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration

     Inapplicable to the transactions reported herein.

Item 4.     Purpose of Transaction

     The purpose of the acquisition of the securities by M-A Partners and Mr. Shearer is for investment and to take actions which may enhance the value of the securities as an investment. In conjunction therewith, M-A Partners, Mid-Atlantic, Mr. Shearer and/or Mr. Zucker may seek to obtain the requisite approval, or lack of objection, from the Office of Thrift Supervision ("OTS") to increase its ownership beyond 10% if such a transaction is permissible under the Articles of Incorporation of the Issuer and would not constitute an acquisition of control of the Issuer. M-A Partners, Mid-Atlantic, Mr. Shearer and/or Mr. Zucker may acquire and/or sell additional securities of the Issuer through open market purchases or privately negotiated transactions. M-A Partners, Mid-Atlantic, Mr. Shearer and/or Mr. Zucker may propose, sponsor or support candidates for election to the board of directors by proxy solicitation or otherwise; provided, however, neither M-A Partners, Mid-Atlantic, Mr. Shearer nor Mr. Zucker will engage in a contested solicitation for the election of directors. M-A Partners, Mid-Atlantic, Mr. Shearer and/or Mr. Zucker may also seek to encourage a business combination between the Issuer and some third person, if such transaction would be profitable to M-A Partners, Mid-Atlantic, Mr. Shearer and/or Mr. Zucker. M-A Partners, Mid-Atlantic, Mr. Shearer and/or Mr. Zucker may communicate with other shareholders to the extent permitted under the proxy rules. M-A Partners plans to sell additional securities of the Issuer if it can obtain a satisfactory price.

Item 5.     Interest in Securities of the Issuer

     As of April 11, 1997, M-A Partners, Mid-Atlantic, Mr. Zucker and Mr. Shearer together beneficially owned 790,000 shares, or 4.6% of the Issuer's common stock, over which they share voting, investment and dispositive power.

     The following shares were sold in over-the-counter transactions in the 60 day period ending April 11, 1997:

                                Per Share         Total
          Date       Shares       Price           Price
          ----       ------       -----           -----

Mid-Atlantic Partners

        4/11/97      11,000       19.00          209,000.00
        4/11/97      74,000       18.75        1,387,500.00

Jerry Shearer

        3/3/97        1,500       21.50           32,250.00

     The reporting persons ceased to be beneficial owners of more than five percent of any class of the voting securities of the Issuer on April 11, 1997. All of the information in this Amendment No. 2 is as of April 11, 1997, and no inference should be made regarding any later date.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     790,000 of the shares of common stock of the Issuer as to which this filing relates are partnership property of M-A Partners. As such, they will be voted and/or disposed of by the partnership pursuant to the vote of the partners of Mid-Atlantic, the general partner of M-A Partners. Any income or loss recognized by the partnership in connection with the ownership or disposition of such securities will be divided between the partners in accordance with the partnership agreement.

Item 7.     Material to be Filed as Exhibits

     (a) Copy of the written agreement relating to the filing of joint acquisition statements.*

     (b)  Power of Attorney.*


* Previously filed

                                   Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify the information set forth in this amended statement is true, complete and correct.

                                              MID-ATLANTIC INVESTORS, for itself
                                              and as  General  Partner  of  MID-
                                              ATLANTIC PARTNERS, L.P.

                                                    /s/Jerry Zucker*
                                              By:_______________________________
Date: April 18, 1997                               Jerry Zucker, Partner


                                                    /s/H. Jerry Shearer
                                              By:_______________________________
Date: April 18, 1997                               H. Jerry Shearer, Partner


                                                    /s/Jerry Zucker*
                                              ----------------------------------
Date: April 18, 1997                               Jerry Zucker


                                                   /s/H. Jerry Shearer
                                              ----------------------------------
Date: April 18, 1997                               H. Jerry Shearer

                                               *by H. Jerry Shearer
                                                Attorney-in-fact